EX-99.77C VOTES

SHAREHOLDER MEETING

On April 30, 2012, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect two (2) Trustees of the Fund. Both Trustees were successfully elected. Results of the proposal were as follows:

Proposal 1: Election of Trustees

	For	Withheld
Larry W. Papasan	19,901,027.151	444,683.926
E. Wayne Nordberg	19,979,058.035	366,653.042

Other Trustees of the Fund as of April 30, 2012, aside from those shown above, include Jeremy O. May, who is considered an interested Trustees due to his affiliation with ALPS Fund Services, Inc., and Jeremy W. Deems, Michael F. Holland and Mary K. Anstine, who are considered independent trustees (as such term is defined by the NYSE Mkt Equities listing standards).